FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of July, 2004 (Report No. 2)
Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F X      Form 40-F________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

1. Press Release: Tesco PLC Selects Retalix Back Office Solution for Global Deployment. Dated: July 12, 2004.

2. Press Release: Market Basket Completes Rollout of Retalix Store Level Forecasting and Auto-Replenishment Solution. Dated: July 22, 2004.

3. Press Release: The Tussauds Group Selects Retalix Solution for its Entertainment Outlets and Theme Parks in Europe, USA and Asia. Dated: July 27, 2004.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Retalix Limited
                                         (Registrant)
Date: August 2, 2004.                    /s/ Guy Geri
                                         ------------------

                                        By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number      Description of Exhibit

10.1 Press Release: Tesco PLC Selects Retalix Back Office Solution for Global Deployment. Dated: July 12, 2004.

10.2 Press Release: Market Basket Completes Rollout of Retalix Store Level Forecasting and Auto-Replenishment Solution.
                    Dated: July 22, 2004.

10.3 The Tussauds Group Selects Retalix Solution for its Entertainment Outlets and Theme Parks in Europe, USA and Asia. Dated: July 27, 2004.

                                  EXHIBIT 10.1


Contact Information:

CCG                                              Retalix Ltd.
15300 Ventura Boulevard, Suite 303               Barry Shaked, CEO
Sherman Oaks, CA  91403                          Danny Moshaioff, CFO
(818) 789-0100                                   Retalix Ltd.
Crocker Coulson, Partner                         (011) 972-9-776-6677
crocker.coulson@ccgir.com



For Immediate Release

                 Tesco PLC Selects Retalix Back Office Solution
                              for Global Deployment


Ra'anana, Israel, July 12, 2004 - Retalix Ltd. (NASDAQ: RTLX) today announced that Tesco PLC, the UK's leading supermarket, has selected the Retalix Back Office solution for installation in all Tesco stores in the UK, Europe, and Asia.

Retalix BackOffice offers retailers a completely integrated in-store solution and includes comprehensive applications for ordering, receiving and inventory management. Based on a Windows operating system and using an open architecture approach, the BackOffice solution fully integrates with Retalix's front office and point of sale solution, which Tesco has installed in over 21,000 terminals across 1,300 sites worldwide. In addition to standard terminals, Tesco will be installing the Retalix BackOffice on mobile, Windows-CE based platforms, enabling store managers to benefit from greater flexibility and availbility.

Retalix has fulfilled the role of preferred IT partner for Tesco since 1995 and has been at the forefront of developing innovative software solutions designed to meet the requirements of Tesco's "International Strategy" initiative that mandates a uniform standardization of retailing software technology in every geographic territory.

Colin Cobain, UK IT Director in Tesco, commented: "Retalix was chosen to be the supplier of the Back Office solutions for the Tesco Group after an extensive, close run examination. Retalix has a good understanding of the Tesco business, and there is a very good match of their products to our business needs. We have a good relationship with the Retalix team, and we look forward to a successful implementation".

"Over nearly a decade, Retalix and Tesco have built a strong working partnertship together, and I am delighted that our relationship with one of the world's leading blue-chip retailers continues to go from strength to strength," said Barry Shaked, President and CEO of Retalix Ltd. "Our innovative software solutions are playing an integral part in helping Tesco to maximize business benefits, optimize sales, reduce costs and drive operational efficiency. Retalix remains committed to the global vision of the Tesco Group and we look forward to helping them maintain their preeminent position as a worldwide retailing force."

About the Tesco Group
Tesco PLC, the UK's number 1 supermarket, operates about 2,300 supermarkets, hypermarkets and convenience stores in the UK, Ireland, Hungary, Poland, Czech Republic, Slovakia and Asia. Tesco's operations include convenience and gasoline retailing ("Tesco Express"), small urban stores ("Tesco Metro"), hypermarkets (Tesco Extra), financial services and a telecoms business. Tesco is also a leader in online grocery sales through its online store at www.tesco.com


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web sites at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #

                                  EXHIBIT 10.2

Contact Information:

CCG                                          Retalix
15300 Ventura Boulevard, Suite 303           Barry Shaked, CEO, Retalix Ltd.
Sherman Oaks, CA  91403                      Jeff Yelton, CEO, Retalix USA
(818) 789-0100                               (469) 241-8400
Crocker Coulson, Partner                     infousa@retalix.com


FOR IMMEDIATE RELEASE

     Market Basket Completes Rollout of Retalix Store Level Forecasting and
                          Auto-Replenishment Solution

      Grocery retailer increases order efficiency and reduces out of stocks

Dallas, TX, July 22, 2004 - Retalix USA, (NASDAQ: RTLX), announced today that Market Basket, a supermarket chain in Texas and Louisiana, completed the rollout of Retalix's DemandAnalytx store forecasting and ordering system.

Retalix's DemandAnalytx (DAX) Demand-chain Optimization Software allows retailers, manufacturers and distributors to achieve dramatic improvements in key metrics of supply chain performance. The DAX solution is fully web-enabled, and provides collaborative tools at the store level to utilize sophisticated algorithms to interpret POS data, forecast store-level demand and optimize replenishment orders, while taking into account the full complexity of the retail environment.

"Our stores have never looked better, and the results we've achieved using the Retalix DemandAnalytx (DAX) software solution have exceeded our expectations," said Skylar Thompson, President of Market Basket. "The success of our initial pilot made it an easy decision to continue to roll out this order optimization system across the rest of our stores. The store managers were lining up to be the next site installed." Tom Cormier, Market Basket's CFO added, "This has been one of the smoothest software implementations I've ever been involved with. The level of support we received throughout the project was tremendous."

"DemandAnalytx offers a fast, robust and flexible forecasting and ordering platform for supermarket and convenience store operators," said Barry Shaked, Retalix CEO. "Leveraging Point of Sale data, DAX is able to create a very accurate forecast of store specific consumer demand. This forecast provides the means to drive an efficient order, which helps reduce out-of-stocks, and increases return on inventory investment. The success at Market Basket is validation that Retalix's continued investment to gain downstream supply chain efficiencies with products like DemandAnalytx (DAX) Store Level Replenishment technology, will drive new efficiencies and cost savings for all of our customers."


About Market Basket
Market Basket, headquartered in Nederland, Texas is a privately held regional grocery chain with retail facilities located throughout Southeast Texas and Southwest Louisiana. They operate conventional supermarkets under the Market Basket and Lucky 7 banners. For further information, please visit the company's web site at www.mbfoods.com

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events .



                                      # # #

                                  EXHIBIT 10.3

Contact Information:

CCG                                             Retalix Ltd.
15300 Ventura Boulevard, Suite 303              Barry Shaked, CEO
Sherman Oaks, CA  91403                         Danny Moshaioff, CFO
(818) 789-0100                                  Retalix Ltd.
Crocker Coulson, Partner                        (011) 972-9-776-6677
crocker.coulson@ccgir.com



FOR IMMEDIATE RELEASE

        The Tussauds Group Selects Retalix Solution for its Entertainment
                 Outlets and Theme Parks in Europe, USA and Asia

       Retalix to provide comprehensive store solutions for the different entertainment operations within The Tussauds Group.

Ra'anana, 27 July, 2004 - Retalix Ltd. (NASDAQ: RTLX) today announced that The Tussauds Group (TTG), one of the world's leading entertainment operations, has selected the Retalix StorePoint solution to be rolled out in all its 11 sites in the UK, Europe, USA and Asia, which include the famous Madame Tussauds Waxwork attractions. The solution includes touch-based point of sale and back office applications, integrated with the Retalix chain management solution, all based on Microsoft technology.

StorePoint provides TTG with the flexibility to uniquely support their multi-concept sites, combining various food service and retail formats, with one integrated solution. The solution's extensive support of multi-national features such as language, currency, taxation, enables TTG to standardize their technology across multiple geographical regions.

StorePoint is already installed in all of the UK theme parks, including Alton Towers, operating 42 different food and retail concepts, on 88 POS terminals, and the rollout to all of the other UK sites was completed in July 2004, which included medieval Warwick Castle and the world famous Madame Tussauds in London. The rollout to the other sites in the USA, Europe and Hong Kong will follow on during 2005.

Chris Dare, Group IT Manager, commented: "The cooperation with Retalix is a milestone in The Tussauds Group's vision of controlling its widely differing retail and catering operations across its international estate with a single, high function solution. Retalix StorePoint will support us throughout the whole sales process, starting with a more pleasant customer experience at the POS, extensive manager functions at the site, as well as integrated data flow between the stores and the head office. Other benefits are easier cashier training as well as an advanced architecture platform, all of which will support The Tussauds Group's goals and its continued growth."

Barry Shaked, Retalix CEO, stated: "I view the The Tussauds Group as a successful, innovative and exciting business, which can derive great value and a competitive edge by deploying our multi-national, multi-concept solutions, across its multiple formats and regions. We are very excited about our partnership with TTG, marking our entry into this new area of food and retail within the entertainment and theme parks business."

About The TussaudsGroup

The Tussauds Group (TTG) is one of the world's leading leisure and entertainment companies, with city center attractions and a diverse portfolio of theme parks in the UK, USA, Europe and Asia, which include the famous Madame Tussauds Waxwork. The local environment and the communities within which TTG works are of prime concern, and TTG is taking a proactive approach in managing the impact of its attractions.
Attracting around 15 million customers a year, TTG delivers Magic Moments for each and every guest in a safe and secure environment, and is a successful, growing business For futher information, please visit the Company's web site at www.tussauds.com.

About Retalix Ltd.

Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events


                                      # # #